Sazmining Inc.



ANNUAL REPORT

9641 Eagle Ridge Drive

Bethesda, DE 19958

(303) 330-5994

https://www.sazmining.com/

This Annual Report is dated April 27, 2023.

BUSINESS

Company Overview

Sazmining's purpose is to improve the way humanity relates to energy & money.

We make Bitcoin mining accessible to retail investors by sourcing clean energy and maintaining customer's mining rigs, allowing customers to benefit from a passive income stream of Bitcoin sent directly to their Bitcoin wallet.

Our mining rigs run on either clean energy sources like hydropower, or on methane gas that would have otherwise been emitted into the atmosphere. Our mining rigs provide an additional buyer for renewable energy providers, as our rigs are able to purchase energy from renewable sources that are early in development and unable to connect to the grid, thus providing them with a revenue stream while they are in development. Therefore, we believe that Sazmining is not only subsidizing the clean energy sector, but it is also helping to curb humanity's greenhouse gas emissions.

Business Model

We earn revenue from selling mining rigs and monthly hosting fees charged to our customers. We do not markup the mining rigs or the monthly hosting costs to the customer.

85% of the Bitcoin mined by the customer's mining rig is sent directly to our customers' Bitcoin wallets.

15% of the Bitcoin mined by the customer's mining rig is sent directly to our company Bitcoin wallet.

Since Sazmining only makes money when our customers produce Bitcoin, we believe that we have a perfect incentive alignment with our customers: we seek to maximize the mining rigs' uptime and Bitcoin production to benefit both the customer and the company.

Corporate Structure

Sazmining, Inc. was initially organized as Sazmining LLC, a Delaware limited liability company on 1/16/2018, and converted to a Delaware C-Corporation on 5/3/2018.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $50,000.00
Use of proceeds: Startup Funds
Date: January 27, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,010,017.00
Number of Securities Sold: 1,010,017
Use of proceeds: Startup Funds
Date: July 26, 2021

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $100,000.00
Use of proceeds: Startup Funds.
Date: January 18, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $500,000.00
Use of proceeds: Startup Funds.
Date: April 14, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $100,000.00
Use of proceeds: Startup Funds
Date: February 11, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $30,000.00
Use of proceeds: Startup Funds
Date: February 26, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Startup Funds
Date: February 28, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $50,000.00
Use of proceeds: Startup Funds
Date: March 28, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $50,000.00
Use of proceeds: Startup Funds
Date: April 14, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $25,000.00
Use of proceeds: StartupFunds
Date: April 29, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $50,000.00
Use of proceeds: Startup Funds
Date: September 9, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $50,000.00
Use of proceeds: Startup Funds
Date: September 7, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $100,000.00
Use of proceeds: StartupFunds
Date: September 7, 2022
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Revenue
Revenue for fiscal year 2021 was $397,107 compared to $309,630 in fiscal year 2022.
The focus in 2021 was consulting and selling mining rigs. During 2021, Sazmining consulted with other mining companies. We stopped offering those consulting services by the end of 2021. Revenue in 2022 was related to the new focus of offering mining services to retail customers.

Cost of sales
Cost of Sales for fiscal year 2021 was $19,202 compared to $269,932 in fiscal year 2022.
The big year over year increase in cost of sales is due to a change in the business model. Since we collected rig payments from customers and then purchased rigs in bulk on their behalf, revenue and cost of sales related to rigs will track each other very closely.

Gross margins
Gross margins for fiscal year 2021 were $377,905 compared to $39,698 in fiscal year 2022.
As stated above in Cost of Sales, these margins are going to be quite low since we are taking in customer payments for rigs and then buying rigs in bulk on their behalf. Once the rigs are in

place, running, and bitcoin mining rewards start to flow through, gross margins will be very slim.

Expenses
Total operating expenses for fiscal year 2021 were $359,316 compared to $1,540,095 in fiscal year 2022.
The large increase in expenses was due to a ramping up of the business through the hiring of full time employees and decreasing the use of contractors. We also increased our marketing efforts as we rolled out our new website and our efforts to sell to customers.

Historical results and cash flows:
The Company is currently in the initial production stage and generating revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because while we have collected revenue for hardware sales our flagship facility revenue will occur in January 2023. Past cash was primarily generated through revenues from alternative services. Our goal is to generate at least $1MM in revenue in 2023 from bitcoin mining operations.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $133,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA EIDL Loan

Amount Owed: $3,700.00

Interest Rate: 3.75%

Maturity Date: May 09, 2050

Creditor: Promissory Note - Andrew Szamosszegi

Amount Owed: $10,000.00

Interest Rate: 8.0%

Maturity Date: July 01, 2023

Creditor: Kabbage Funding Loan Agreement

Amount Owed: $37,200.00

Interest Rate: 26.46%

Maturity Date: December 06, 2024

Creditor: Promissory Note - Andrew Szamosszegi

Amount Owed: $85,000.00

Interest Rate: 10.0%

Maturity Date: January 12, 2024

Creditor: Convertible Note Holders

Amount Owed: $880,000.00

Interest Rate: 4.0%

Maturity Date: July 18, 2023

The convertible notes are convertible into common shares at a conversion price. The conversion price shall mean the lesser of: (i) Eighty percent (80%) of the price paid per share for Equity Securities by the investors in the Next Equity Financing; or (ii) the price per share derived by dividing the Valuation Cap by the Company Capitalization. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Creditor: Convertible Note Holders

Amount Owed: $200,000.00

Interest Rate: 14.0%

Maturity Date: March 07, 2024

The convertible notes are convertible into common shares at a conversion price. The conversion price shall mean the lesser of: (i) Eighty percent (80%) of the price paid per share for Equity Securities by the investors in the Next Equity Financing; or (ii) the price per share derived by dividing the Valuation Cap by the Company Capitalization. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: William Szamosszegi

William Szamosszegi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CEO, Secretary, and Board Member

Dates of Service: January, 2018 - Present

Responsibilities: Will is the CEO & Founder at Sazmining. He is responsible for the vision and growth of the business. He receives $100k annually in compensation and owns 32.7551% of the company's equity.

Name: Martin Patrick Hidalgo

Martin Patrick Hidalgo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer & Treasurer

Dates of Service: February, 2022 - Present

Responsibilities: Responsible for tracking, reporting, analyzing, auditing, budgeting, forecasting, and investing every dollar in an out of the company. Patrick receives $100k annually in compensation and owns 2.9316% of the company's equity.

Other business experience in the past three years:

Employer: Bitt

Title: Chief Financial Officer

Dates of Service: August, 2017 - February, 2022

Responsibilities: - Helped the company raise $18MM in equity and notes (created the Series B business tweet, 1 page summary and investment pitch deck). - Collaborated with the team to deploy the world's first CBDC for a currency union (the Eastern Caribbean Currency Union). Other deployments included stablecoins in Barbados, Belize and Ukraine and another CBDC in Nigeria. - Developed a merchant calculator which is still being used on Bitt's website to demonstrate how the mMoney product in Barbados can cut costs. - Guided the company through the Central Bank of Barbados and Financial Services Commission's Fintech regulatory sandbox. - Had complete responsibility for Investor Relations, Financial Planning & Analysis, Forecasting, and Treasury Management. - Helped bring stability while the company cycled through 3 CEOs, 2 COOs, 4 CTOs, 2 CLOs, and 3 different board of directors.

Name: Andrew Zoltan Szamosszegi

Andrew Zoltan Szamosszegi's current primary role is with Capital Trade, Incorporated. Andrew Zoltan Szamosszegi currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Advisor and Board Member

Dates of Service: January, 2018 - Present

Responsibilities: I am a member of the board of directors and an original investor. Andrew does not receive a compensation, but owns 38.0750% of the company's equity.

Other business experience in the past three years:

Employer: Capital Trade, Incorporated

Title: Principal

Dates of Service: July, 2005 - Present

Responsibilities: Andrew Szamosszegi is a principal and director at Capital Trade Inc., in Washington, DC. He specializes in international trade consulting and is the firm's treasurer. His consulting work consists of engagements with major law firms representing domestic and international firms in high stakes trade disputes. He has also assisted foreign governments by analyzing the costs and benefits of their potential free trade agreements.

Name: Kent Marshall Halliburton

Kent Marshall Halliburton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President, Chief Operating Officer, and Board Member

Dates of Service: October, 2021 - Present

Responsibilities: Kent oversees all aspects of internal operations, including PnL. Kent receives a compensation of $100k annually in compensation and owns 10.9184% of the company's equity.

Other business experience in the past three years:

Employer: Sazmining Inc.

Title: Energy Advisor

Dates of Service: January, 2021 - September, 2021

Responsibilities: As an Energy Advisor to Sazmining, I conducted energy analysis of various crypto mining opportunities and consulted with Sazmining clients. In addition, I assessed the Sazmining business model and assisted with investor relations and raising capital.

Other business experience in the past three years:

Employer: dcatracker.com

Title: Founder

Dates of Service: March, 2020 - Present

Responsibilities: Providing a global one-stop shop for the simplest, most effective Bitcoin investing strategy.

Other business experience in the past three years:

Employer: Blockforge

Title: Founder

Dates of Service: October, 2018 - October, 2021

Responsibilities: Offering personal and corporate Bitcoin Implementation Strategies: setup, investing strategy, security, tax management, and inheritance.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Andrew Szamosszegi

Amount and nature of Beneficial ownership: 521,810

Percent of class: 38.075

Title of class: Common Stock

Stockholder Name: William Szamosszegi

Amount and nature of Beneficial ownership: 500,000

Percent of class: 36.4836

RELATED PARTY TRANSACTIONS

Name of Entity: Andrew Szamosszegi

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: On July 1, 2021, the company entered into a Line of Credit promissory note with Andrew Szamosszegi, one of the biggest shareholders.

Material Terms: The note bears an interest rate of 8% per annum and the note shall be due and payable on July 1st, 2023. As of December 31, 2021, the outstanding note is in the amount of $10,000.

Name of Entity: Andrew Szamosszegi

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: On November 5, 2022, the company entered into a Line of Credit promissory note with Andrew Szamosszegi, one of the biggest shareholders.

Material Terms: The note bears an interest rate of 10% per annum and the note shall be due and payable on January 12, 2024. As of December 31, 2022 and December 31, 2021, the outstanding note is $10,000 and $0.

OUR SECURITIES

The company has authorized Common Stock, and Convertible. As part of the Regulation Crowdfunding raise, the Company will be offering up to 94,274 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 1,526,480 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Warrants

The total amount outstanding includes 59,132 shares to be issued pursuant to outstanding warrants.

Stock Options

The total amount outstanding includes 332,471 total shares to be issued pursuant to stock options reserved in the stock plan, with 47,229 reserved but unissued.

Convertible

The security will convert into Common stock and the terms of the Convertible are outlined below:

Amount outstanding: $880,100.00

Maturity Date: July 31, 2023

Interest Rate: 4.0%

Discount Rate: 20.0%

Valuation Cap: $25,000,000.00

Conversion Trigger: Next Equity Financing, Maturity Conversion, or Corporate Transaction.

Material Rights

2.2 Conversion of the Notes.

a) Next Equity Financing.

At the Lender's option, the principal amount of each Note and any accrued and unpaid interest thereon will be converted into Conversion Shares upon the closing of the Next Equity Financing. The number of Conversion Shares to be issued upon such conversion shall be equal to the quotient of (i) the Outstanding Balance on the date of conversion, divided by (ii) the Next Equity Financing Conversion Price. The issuance of Conversion Shares pursuant to the conversion of each Note shall be upon and subject to the same terms and conditions applicable to the Equity Securities sold in the Next Equity Financing, except that the aggregate liquidation preference of such Conversion Shares shall be equal to the aggregate outstanding principal of all Notes and all accrued and unpaid interest thereon.

(b) Maturity Conversion.

If the Next Equity Financing or a Corporate Transaction has not occurred on or before the Maturity Date, the Outstanding Balance shall, at the election of the Lender, be converted into Conversion Shares. The number of Conversion Shares to be issued upon conversion shall be equal to the quotient obtained by dividing (i) the Outstanding Balance by (ii) the Maturity Conversion Price. Any election by the Lender to convert the Notes pursuant to this Section 2.2(b) shall be made in writing and delivered to the Company at least five (5) business days prior to the Maturity Date.

(c) Corporate Transaction.

In the event of a Corporate Transaction prior to full payment of a Note or prior to the time when a Note shall be converted as provided in Section 2.2(a) or Section 2.2(b), then the Company shall pay Lender, from the proceeds of the Corporate Transaction, the greater of (i) one times (1x) the Outstanding Balance or (ii) such amount as would have been payable to such Lender if such holder's Note were converted into Conversion Shares immediately before the Corporate Transaction. For purposes of clause (ii) above, the number of Conversion Shares that would be issuable (or deemed issuable) upon such conversion (or deemed conversion) shall be equal to the quotient of (x) the Outstanding Balance, on the date of conversion, divided by (y) the Corporate Transaction Conversion Price. The Company shall notify the holders of the Notes of the closing of a Corporate Transaction at least five (5) business days prior to the expected closing of such Corporate Transaction. Such notice shall include any information generally provided by the Company to the holders of the Company's Common Stock in connection with Corporate Transactions, if any.

(d) No Fractional Shares.

Upon the conversion of a Note into Conversion Shares, in lieu of any fractional shares to which the holder of the Note would otherwise be entitled, the amount of Conversion Shares issuable to the holder of a Note shall be rounded up or down to the nearest whole number. (e) Mechanics and Effect of Conversion. The Company shall not be required to issue or deliver the Conversion Shares (or proceeds paid to the holder of a Note) until the holder of the Note has surrendered the Note to the Company. Such conversion or payment may be made contingent upon the closing of the Next Equity Financing or Corporate Transaction. Upon conversion of a Note or payment thereof, the Company will be forever released from all of its obligations and liabilities under the Note, including, without limitation, with respect to any obligations regarding payment of any principal and accrued interest.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the financial services industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for Bitcoin mining. Our revenues are therefore dependent upon the market for online capital formation. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Sazmining, Inc was formed on 01/16/2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Sazmining, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FTC (Federal Trade Commission), possibly the EPA (Environmental Protection Agency), and other relevant government laws and regulations. The EPA may have the ability to regulate carbon emissions in the future. The EPA may then choose to target the carbon emissions of the Bitcoin mining industry as a whole, despite our Wisconsin facility being carbon neutral. Utilities may change their rate tariffs for Bitcoin mining operation, which would negatively impact future grid-tied facilities. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Sazmining, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Sazmining, Inc could harm our reputation and materially negatively impact our financial condition and business. The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate. Facility Security Risk Facility security risks include those associated with location, personnel, and weather/acts of nature which could negatively impact the company's profitability. Any or all of these could lead to theft, vandalism, or extensive property damage. Sazmining ensures that the facility has proper security protocols & procedures regarding access and maintenance to minimize the risk of theft or vandalism. Additionally, we plan to purchase various layers of insurance as applicable to each facility and hosting contract we sign. Asset Security Risk Asset security risks include those associated with the holding and storing of mined bitcoin. Mined bitcoin could be lost if there is a breach of the cold wallet storage facility or if there is a breach of the hot wallet used to temporarily store bitcoin. Since the mined bitcoin represents the realized profit of the company, a security breach would directly affect the profitability. Additionally, a security breach would negatively impact the overall reputation of Sazmining and Sazmining's credibility as a miner. Proper risk management around digital asset custody will mitigate risk and ensure Sazmining can scale to service large institutional capital. Sazmining is fully verified as an institutional partner of Coinbase Prime. We intend to utilize reputable custodial services of Coinbase or Anchorage once we increase our volume of digital asset transactions. Energy Risk Energy risks include those associated with the cost and delivery of energy and the general energy market as a whole. If energy costs increase unexpectedly or if energy delivery becomes unreliable, the hosting facilities whom we contract with could experience temporary closures that would adversely impact the operability and subsequent profitability of the company. The risk would increase if the underlying energy becomes increasingly volatile. The contracts we sign stipulate a minimum uptime of energy generation with compensatory recourse when the minimum is not met. Minimum uptime is typically 95% in a behind-the-meter arrangement (the remaining 5% is typically sold to the grid in times of elevated demand, but profit sharing of the 5% is also typical). Contracts for methane facilities would have similar provisions. More importantly, since many methane facilities are off-grid without the ability to sell power back to it, the contractual uptime guarantees are expected to be higher. Sazmining is well-connected in the methane & renewable energy industries in order to mitigate energy risk. We are focused on having a reliable pipeline of operational energy partners to mitigate energy risk and maximize risk-adjusted returns for shareholders. Depreciation Risk Depreciation risks include those associated with the value of the physical assets within the mining facility and the value of the mining facility as a whole. If assets were to depreciate beyond forecasted values, the costs associated with maintaining and upgrading the facility become increasingly unpredictable, which could adversely affect the profitability of the mine. Similarly, if the value of the mining facility were to depreciate beyond forecasted value, collateralization could become increasingly difficult to maintain. Under our current strategy, we do not own facilities or mining rigs and therefore do not have any depreciation risk. Sazmining has a Master Services Agreement with the property owner at the Wisconsin site. Regulatory Risk Regulatory risks include those associated with restrictions imposed by involved governments and regulating agencies. New regulations could require Sazmining to devote additional time and resources that were initially not required, which could adversely affect the profitability and efficiency of the company. The risk increases if overall geopolitical sentiment towards Bitcoin and Bitcoin mining becomes increasingly unfavorable. Sazmining is in conversations with leading lobbying groups in the Bitcoin mining and energy sector, such as the Satoshi Action Fund. We approach the energy industry with a renewable or carbon-negative focus to stay in-line with ESG requirements. Sazmining is providing education on combating climate change with methane-powered Bitcoin mining. The White House recently cited methane-fueled Bitcoin mining as an environmentally responsible way to mine Bitcoin. Sazmining is mitigating regulatory risk by aligning with responsible ESG policies. We are mitigating regulatory risk and positioning Sazmining to benefit from policymakers in order to maximize risk-adjusted returns. Jurisdictional Risk Jurisdictional risks include those associated with operating a mine specifically in the United States. It is possible that energy, environmental, and societal conditions change within the United States, which could negatively impact the operational efficiency of the mine. These risks exist separately but in conjunction with regulatory risks. Sazmining is mitigating individual country risk by evaluating sites across the globe. Through our network, Sazmining has potential access to facilities around the world. This would allow us to move miners to a more favorable jurisdiction so that we could continue our operations. This would undoubtedly add costs not contemplated in our forecast model. Jurisdictional Risk Jurisdictional risks include those associated with operating a mine specifically in the United States. It is possible that energy, environmental, and societal conditions change within the United States, which could negatively impact the operational efficiency of the mine. These risks exist separately but in conjunction with regulatory risks. Tax Risk Tax risks include those associated with the taxation of revenues and expenses realized from mining bitcoin. If there are changes in tax law or the interpretation of tax law, the profitability of the mine could be negatively impacted. Sazmining will evaluate the best approach for growing the enterprise value of our projects and minimizing unnecessary tax burdens through proper risk-adjusted growth. Staying up to date with tax law will ensure Sazmining maintains compliance with tax law. Black Swan Risk Black swan risks include those associated with unpredictable events that are beyond what is normally expected. If a severe event occurs, the widespread impacts could adversely affect the profitability and operability of the company. The risk increases if the geopolitical landscape becomes increasingly tumultuous and if market rationalization becomes increasingly poor. Sazmining has weathered multiple "Black Swan" events since January 2018. These include two 70+% drawdowns in the price of crypto, and 2 massive hashrate difficult adjustments due to regulatory changes (in China & the US) around Bitcoin mining. Sazmining's leadership has learned valuable lessons on risk mitigation to reduce risk in the event of a Black swan event. Third-Party Risk Third-party risks include those associated with outside party's abilities and willingness to perform necessary services or activities. If an outside party is unable or unwilling to provide contracted products and/or services, the operability and profitability of the company could be negatively impacted. Similarly, third parties may adversely affect the company if they are operating with a high level of third-party risk themselves, or if the conditions of their underlying markets become unfavorable. Sazmining will use our industry expertise on PPAs, hosting contracts, and due diligence on industry counter-parties to mitigate Third-Party Risk associated with necessary contracted services or activities. Sazmining's influence and network in the Bitcoin mining and energy industry allow us to do greater diligence when evaluating 3rd party partners. Sazmining's diligence on Third-Party Partners significantly mitigates the risk of performance failures and defaults. We recognize that reliable service from counter-parties is important for maximizing risk-adjusted returns for our shareholders. General Market Risk General market risks include those associated with broad market movements unrelated to any specific asset. If the overall performance of financial markets becomes increasingly poor, the company could become less profitable. Since Bitcoin is commonly viewed as a high-risk asset, it is possible that the Bitcoin and Bitcoin mining markets experience significant declines in price. Sazmining's expertise in the Bitcoin and Bitcoin mining industry leads us to limit volatility by locking in gains or holding but using hedging instruments. We will continue to practice a risk-adjusted approach to maximizing returns.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar

circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2023.

Sazmining Inc.

By /s/ *Martin Patrick Hidalgo*

    Name: Sazmining Inc.

    Title: CFO

Exhibit A

FINANCIAL STATEMENTS

SAZMINING, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Sazmining, Inc.
Bethesda, Maryland

We have reviewed the accompanying financial statements of Sazmining, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 25, 2023
Los Angeles, California

SAZMINING INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	54,537	$	60,030
Prepaids and Other Current Assets		9,520		-
Total Current Assets		**64,057**		**60,030**
Property and Equipment, net		-		12,019
Intangible Assets		78,581		42,044
Total Assets	$	**142,638**	$	**114,093**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	65,164	$	52,289
Current Portion of Loans and Notes		10,228		228
Current Portion of Convertible Note		880,000		-
Accrued Interest		7,342		540
Other Current Liabilities		65,842		-
Total Current Liabilities		**1,028,576**		**53,057**
Promissory Notes and Loans		50,922		13,472
Convertible Notes		200,000		-
Total Liabilities		**1,279,498**		**66,529**
STOCKHOLDERS EQUITY				
Common Stock		11		11
Additional Paid in Capital		644,248		319,640
Retained Earnings/(Accumulated Deficit)		(1,781,119)		(272,087)
Total Stockholders' Equity		**(1,136,860)**		**47,564**
Total Liabilities and Stockholders' Equity	$	**142,638**	$	**114,093**

See accompanying notes to financial statements.

SAZMINING INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	309,630	$	397,107
Cost of Goods Sold		269,932		19,202
Gross profit		39,698		377,905
Operating expenses				
General and Administrative		1,421,314		317,060
Sales and Marketing		118,781		42,256
Total operating expenses		1,540,095		359,316
Operating Income/(Loss)		(1,500,397)		18,590
Interest Expense		7,342		540
Other Loss/(Income)		1,293		91,113
Income/(Loss) before provision for income taxes		(1,509,032)		(73,064)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	(1,509,032)	$	(73,064)

See accompanying notes to financial statements.

SAZMINING INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

| (in , $US) | Common Stock | | Additional Paid In | Retained earnings/ | Total Shareholder |
	Shares	Amount	Capital	(Accumulated Deficit)	Equity
Balance—December 31, 2020	1,053,285	$ 11	$ 251,436	$ (199,023)	$ 52,423
Issuance of Stock	81,592	1	60,363		60,363
Share-Based Compensation			7,842		7,842
Net income/(loss)				(73,064)	(73,064)
Balance—December 31, 2021	1,134,877	11	319,640	$ (272,087)	$ 47,564
Issuance of Stock	1,538	0	313,857		313,857
Share-Based Compensation			10,750		10,750
Net income/(loss)				(1,509,032)	(1,509,032)
Balance—December 31, 2022	1,136,415	$ 11	$ 644,248	$ (1,781,119)	$ (1,136,860)

See accompanying notes to financial statements.

SAZMINING INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (1,509,032)	$ (73,064)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of Property	12,019	11,448
Amortization of Intangible Assets	4,868	
Share-based Compensation	10,750	7,842
Changes in operating assets and liabilities:		
Acccounts receivable, net	-	1,200
Prepaids and Other Current Assets	(9,520)	
Credit Cards	12,875	43,364
Accrued Interest	6,803	540
Other Current Liabilities	65,842	
Net cash provided/(used) by operating activities	**(1,405,395)**	**(8,670)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Cryptocurrencies	-	(41,139)
Sale of Cryptocurrencies	42,044	
Software Development Costs	(83,449)	
Net cash provided/(used) in investing activities	**(41,405)**	**(41,139)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	313,857	60,363
Borrowing on Promissory Notes and Loans	47,450	10,000
Borrowing on Convertible Notes	1,080,000	
Net cash provided/(used) by financing activities	**1,441,307**	**70,363**
Change in Cash	(5,493)	20,554
Cash—beginning of year	60,030	39,476
Cash—end of year	**$ 54,537**	**$ 60,030**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	$ -
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Sazmining Inc. was incorporated on May 3, 2018, in the state of Delaware. The financial statements of Sazmining Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bethesda, Maryland.

Sazmining is a sustainable Bitcoin mining platform for regular people. Sazmining connects investors to renewable energy mining facilities in a simple, fully managed experience. Our vision is to transform how people relate to money and energy. Enabling regular people to participate in mining ensures a bright future for Bitcoin. We aggregate customer demand to reduce renewable energy and mining rig costs. Our platform pools customer capital to bulk order discounted mining rigs and negotiate for low-cost, long-term renewable energy contracts.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Mining Equipment	3- 5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its software development costs, which will be amortized over the expected period to be benefitted, which may be as long as 10 years.

The Company capitalizes its cryptocurrencies. Indefinite-lived intangible assets are not amortized but are required to be recognized and measured at their historical cost; impairment is recognized when their carrying amount exceeds fair value.

Income Taxes

Sazmining is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Sazmining earns revenue from three sources: ASIC deposits and sales, hosting fees, and share of bitcoin mining revenue.

Cost of sales

Costs of goods sold include the cost of the power of the facility and hosting fee.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $118,781 and $42,256, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 25, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2022		2021	
Prepaid Expenses		210		-
Hosting Deposit		8,000		
Other Current Asset		1,310		-
Total Prepaids and Other Current Assets	$	9,520	$	-

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022		2021	
Payroll Tax Payable		17,850		-
Payroll Liabilities		17,698		
Tax Payable		4,442		-
AIC Machine deposit		25,853		
Total Other Current Liabilities	$	65,842	$	-

4. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022		2021	
Mining Equipment	$	31,591	$	31,591
Property and Equipment, at Cost		**31,591**		**31,591**
Accumulated depreciation		(31,591)		(19,571)
Property and Equipment, Net	$	**-**	$	**12,019**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $12,019 and $11,448, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,	2022		2021	
Cryptocurrencies (BTC, ETH)	$	-	$	42,044
Software Development Costs		83,449		-
Intangible assets, at cost		**83,449**		**42,044**
Accumulated amortization		(4,868)		-
Intangible assets, Net	$	**78,581**	$	**42,044**

Entire intangible assets have been amortized. Amortization expense for software development costs for the fiscal year ended December 31, 2022 and 2021 was in the amount of $4,868 and $0, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense	
2023	$	(8,345)
2024		(8,345)
2025		(8,345)
2026		(8,345)
Thereafter		(45,201)
Total	$	**(78,581)**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 1,136,415 and 1,134,877 shares were issued and are outstanding, respectively.

7. STOCK OPTIONS

On April 1, 2021, the Company issued stock option to purchase 59,132 shares of common stock to Lionchase Equity Inc. Lionchase Equity, Inc. acquires the option to purchase up to 59,132 (roughly 5% of outstanding shares) at the purchase price equal to $85.5 per share, $5,055,786 in total. The option vest proportionally at the closing of two years mezzanine bridge loans, or other forms of project financing, aggregating up to $31,000,000, in connection with the financing of one of the two Crypto-Mining Facilities. This option expires on April 1, 2023. No stock options were vested recorded until December 31, 2021.

8. SHAREBASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 176,471 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	6,764	$ -	-
Granted	71,851		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	78,615	$ -	9.66
Exercisable Options at December 31, 2021	13,754	$ -	9.66
Granted	80,180	$ -	
Exercised	(1,538)	$ -	
Expired/Cancelled	(15,226)	$ -	
Outstanding at December 31, 2022	158,795	$ -	9.37
Exercisable Options at December 31, 2022	108,080	$ -	9.37

Stock option expense for the years ended December 31, 2022, and December 31, 2021, was $10,750 and $7,842, respectively.

9.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA EIDL Loan	$ 3,700	3.75%	5/9/2020	5/9/2050	139	278 $	228 $	3,472 $	3,978 $	139 $	139 $	228 $	3,472 $	3,839
Promissory Note - Andrew Szamosszegi	$ 10,000	8.00%	7/1/2021	7/1/2023	$ 800	1,201 $	10,000 $	- $	1,201 $	401 $	401 $	- $	10,000 $	10,401
Kabbage Funding Loan Agreement	$ 37,200	26.46%	12/12/2022	12/6/2024	$ -	- $	- $	37,450 $	37,450					
Line of Credit Promissory Note- Andrew Szamosszegi	$ 85,000	10.00%	11/5/2022	1/12/2024	$ 1,304	1,304 $	- $	10,000 $	11,304 $	- $	- $	- $	- $	-
Total					**939 $**	**1,479 $**	**10,228 $**	**50,922 $**	**5,179 $**	**540 $**	**139 $**	**228 $**	**13,472 $**	**14,240**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022

2023	$ 10,228
2024	47,678
2025	228
2026	228
2027	228
Thereafter	2,560
Total	**$ 61,150**

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Nicholas Norris	$ 100,000	4.00%	01/18/2022	07/18/2023	3,803	3,803	100,000	-	103,803					
Roger J Bamford	$ 100,000	4.00%	02/11/2022	07/18/2023	3,540	3,540	100,000	-	103,540					
Wes Jamieson	$ 30,000	4.00%	02/26/2022	07/18/2023	1,013	1,013	30,000	-	31,013					
Bennett William Moore	$ 25,000	4.00%	02/28/2022	07/18/2023	838	838	25,000	-	25,838					
Kirk Bradley	$ 50,000	4.00%	03/28/2022	07/18/2023	1,523	1,523	50,000	-	51,523					
CkSum	$ 50,000	4.00%	04/14/2022	07/18/2023	1,430	1,430	50,000	-	51,430					
Serenity	$ 500,000	4.00%	04/14/2022	07/18/2023	14,301	14,301	500,000	-	514,301					
Benoy Thanjan	$ 25,000	4.00%	04/29/2022	07/18/2023	674	674	25,000	-	25,674					
Andrew Szamosszegi	$ 50,000	14.00%	09/07/2022	03/07/2024	2,205	2,205		50,000	52,205					
Andrew Szamosszegi	$ 50,000	14.00%	09/07/2022	03/07/2024	2,205	2,205		50,000	52,205					
Serenity	$ 100,000	14.00%	09/07/2022	03/07/2024	4,411	4,411		100,000	104,411					
Total					**$ 7,342 $**	**7,342 $**	**880,000 $**	**200,000 $**	**1,087,342 $**	**- $**	**- $**	**- $**	**- $**	**-**

The convertible notes are convertible into common shares at a conversion price. The conversion price shall mean the lesser of: (i) Eighty percent (80%) of the price paid per share for Equity Securities by the investors in the Next Equity Financing; or (ii) the price per share derived by dividing the Valuation Cap by the Company Capitalization. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (441,392) $	(21,371)
Valuation Allowance	441,392	21,371
Net Provision for income tax	$ - $	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (491,637)	$ (50,245)
Valuation Allowance	491,637	50,245
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,680,810, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,680,810. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

On July 1, 2021, the company entered into a Line of Credit promissory note with Andrew Szamosszegi, one of the biggest shareholders. The note bears an interest rate of 8% per annum and the note shall be due and payable on July 1st, 2023. As of December 31, 2022 and December 31, 2021, the outstanding note is $10,000.

On November 5, 2022, the company entered into a Line of Credit promissory note with Andrew Szamosszegi, one of the biggest shareholders. The note bears an interest rate of 10% per annum and the note shall be due and payable on January 12, 2024. As of December 31, 2022 and December 31, 2021, the outstanding note is $10,000 and $0.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through April 25, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,500,397, an operating cash flow loss of $1,405,395 and liquid assets in cash of $54,537, which less than a year worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Martin Patrick Hidalgo, Principal Executive Officer of Sazmining Inc., hereby certify that the financial statements of Sazmining Inc. included in this Report are true and complete in all material respects.

Martin Patrick Hidalgo

CFO